SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Main Petrobras Projects in the Growth Acceleration Plan (GAP)

(Rio de Janeiro, January 23 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the Brazilian Growth Acceleration Plan (GAP) launched by the Federal Government yesterday (1/22) includes 183 of Petrobras’ Strategic Plan projects, representing investments in the order of R$171.7 billion (US$68.7 billion using the planning exchange rate of R$2.50) in oil and gas and in renewable fuel programs to be made by Petrobras and its partners through 2010. This investment (R$171.7 billion), to be made through 2010 and only in Brazil, reflects outlays already included in the 2007-11 Business Plan adjusted for revisions in costs of certain projects already approved by the Board of Directors, notably the Rio de Janeiro State Petrochemical Complex (Comperj), the Abreu e Lima Refinery in Pernambuco, the ethanol export pipelines and the Gas Production Anticipation Plan (Plangás).

Underpinned by socio-environmental responsibility and profitability principles, the Strategic Plan is in line with the GAP’s goals. In consonance with the company’s goals, the GAP’s premises for the sector include:

  Ensuring Brazil’s long-term oil self-sufficiency, with a minimum production 20% above Brazilian internal consumption, with a minimum 15-year reserve/production ratio, and heightened light oil production;

  Boosting and modernizing the refining park, increasing Brazilian oil participation in the processed load and bettering byproduct quality;

  Accelerating Brazilian gas production and offer;

  Ensuring leadership in the biofuel area.

The wide-ranging project portfolio Petrobras’ Business Plan encompasses for the 2007-2010 period also seeks to grow oil and gas reserves, to expand transportation and distribution infrastructure, and to augment alternate and renewable fuel and energy source research and development.
To keep increasing production in the long-term as well, Petrobras has been enhancing its exploratory portfolio and currently has, for future exploration, upwards of a hundred blocks it has purchased in National Petroleum, Natural Gas and Biofuel Agency (NPA) auctions, in addition to several areas overseas. This allows it to set a production goal of some 4,556,000 barrels a day for 2015. Meanwhile, for the latter portion of the decade, it is expected the company’s total oil and gas production will cap at 3,493,000 barrels per day, 2,925,000 lifted from Brazilian fields. Aside from the several ongoing projects, other relevant work will be kicked-off in 2007, the highlights of which are the major investments in view for the Downstream area, such as the Abreu e Lima Refinery, in Northeastern Brazil, and the Petrochemical Complex in the State of Rio de Janeiro.
The following are Petrobras System’s main investment projects for the upcoming years – a few with partners –which are part of the Brazilian Growth Acceleration Program (GAP).

Gas Production Anticipation Plan (Plangás)

Seeking to raise the natural gas offer in Southeastern Brazil, the Plangás’ goal is to increase production by 24 million cubic meters a day by late 2008, and by 39 million cubic meters a day by the end of 2010, to 40 million cubic meters and 55 million cubic meters, respectively. With investments of R$25 billion in the period, the plan involves several projects and, among other benefits, will improve the national power system’s reliability by making natural gas available for thermal energy generation.

  The Plangás project highlights are:
  Mexilhão Field Development: Located in the Santos Basin, the goal is to produce 15 million cubic meters of gas there per day. Operations are expected to go online in 2009 and to involve R$4.4 billion in investments. The project includes building and installing a fixed platform at a depth of 172 meters, a 145- km submarine pipeline that will connect the offshore platform to the gas treatment unit (GTU) that will be built in Caraguatatuba (Northern São Paulo State Coast), from where the gas will flow through an onshore pipeline to Taubaté (in the so-called Paraíba Valley, São Paulo) and then distributed for consumption.

  Golfinho Field Development: Located in the Espírito Santo sea, this field will be capable of producing 100 thousand barrels of oil and 3,5 million cubic meters of gas per day through a platform vessel. With operations slated to be kicked off in the first quarter of 2007, the project involves R$2 billion in investments.

  Gas Processing Unit in Cacimbas: The Cacimbas Pole, located in the Linhares municipality, some 200 km away from Vitória, is being revamped to attend to the potential natural gas production development in Espírito Santo. To offload production, the infrastructure involves building the Cacimbas-Vitória gas pipeline, scheduled to kick operations off in 1Q 2007, the Cabiúnas-Vitória gas pipeline, programmed for the 4Q 2007, and the Cabiúnas-Reduc gas pipeline expected to be wrapped-up in 2009.

Gas pipeline construction and liquefied natural gas projects

The gas pipeline network Petrobras is either currently constructing or that it plans to build involves total investments of R$15 billion (R$12.5 billion through 2010) and deploying liquefied natural gas (LNG) projects, which are budgeted at R$5 billion (R$2.9 billion through 2010). Learn more about the main projects below:

  Urucu – Manaus gas pipeline: Extending for 662 km, this pipeline will transport natural gas produced in Urucu to Manaus. The project includes building a pipeline between Urucu and Coari to flow the liquefied petroleum gas (LPG) production. It is slated to go online in the first quarter of 2008 and to involve investments nearing R$1.26 billion.

  Southeast – Northeast Gas Pipeline (Gasene): Designed to fully interconnect the Southeastern gas system to the Northeastern one, the project includes the Cacimbas – Catu, Cacimbas – Vitória and Cabiúnas – Vitória sections. Together with the gas pipelines in the Northeastern Network, such as the Catu-Carmópolis (265 km long, with a flow of 9,1 million cubic meters a day, and with operations foreseen to commence in the second quarter 2008), it involves investments of R$4.6 billion through 2010.

  Southeastern Network: Campinas-Rio Gas Pipeline construction, which will extend for 453.6 km, be capable of transporting 5.8 million cubic meters a day of natural gas, and involve total investments estimated at R$862.5 million.

  Liquefied Natural Gas (LNG): Projects are currently being studied to contract converted vessels to re- gasify the LNG which will be installed in the Guanabara Bay (Rio de Janeiro) and in the Pacém Port (Ceará). This project is hoped to go online in the first quarter 2009, involving investments of some R$2.0 billion through 2010.

Rio de Janeiro Petrochemical Complex

The biggest individual project ever carried out by Petrobras, with total investments topping-out at R$21 billion (R$8.2 billion up to 2010) and undertaken in partnership with private partners, the Rio de Janeiro Petrochemical Complex (Comperj) will be capable of processing 150 thousand barrels of Brazilian heavy oil per day. The Complex will be formed by one Basic Petrochemical Product Production Unit (BPU) and by six second-generation petrochemical units.

The project includes the São Gonçalo Intelligence Center, a logistics base in São Gonçalo, and the oil supply pipeline. Construction is expected to start off in 4Q 2008 and operations are hoped to commence in 2012.

Comperj’s production will change the Brazilian petrochemical sector from the structural standpoint. The complex’s main products will include: Diesel fuel, ethane, propene, benzene, paraxylene and butadiene in the first generation, while polyethylene, polypropylene, PET, PTA, ethylene glycol and styrene in the second.

Abreu e Lima Refinery (Northeast)

Designed to process 200 thousand barrels of heavy oil per day, the refinery will be constructed in association with PDVSA, the Venezuelan national oil company, in the state of Pernambuco. Investments are foreseen for port infrastructure, water supply, for the construction of an effluent tabulation and a power transmission line, for oil and byproduct outflow pipelines, over and beyond investments in social projects in the region.

Earthwork will commence in July 2007, deployment is expected for the first half of 2008, and, finally, operation is hoped to go online in 2012. Total investments will involve some R$ 10 billion (R$5.6 billion through 2010). The Abreu e Lima Refinery will produce, in produced volume order, diesel fuel, coke, naphtha, LPG, and bunker. It will be aimed especially at supplying Northeastern state demand.

Other petrochemical projectswith private partners

  Polipropileno Paulínia S.A. (PPSA): Polypropylene (PP) production unit located in Paulínia (SP), with initial capacity to produce 300,000 tons/year, using propane produced at the Petrobras refineries located in the São Paulo municipalities of Paulínia (Replan) and São José dos Campos (Revap) as raw material.
  Total investments will reach R$500 million and operation is expected kick-off in the first half of 2008. Production will be destined to the internal market and to exports.

  REGAP Acrylic Complex – MG: Designed to produce Acrylic Acid using propene produced by Petrobras’ refinery located in Betim, Belo Horizonte Metro Region. The investments in question for this project are R$1.3 billion and construction is expected to be wrapped-up in 2011.

  Petroquímica SUAPE – PE: Plant to produce 550,000 tons per year of PTA (Purified Terephthalic Acid). With production aimed at textile and plastic packaging industries, investments there will total R$1.2 billion and operations slated to kick-off in 2009.

  Textile Project – CITEPE – PE: This project is part of a Textile Pole in the Northeast, Suape Port, in Ipojuca (PE). Investments have been foreseen at R$678.7 million and operations to commence by late 2007.

Refining Park Enhancement and Modernization

The projects to enhance and modernize Petrobras’ refineries will broaden the processed load by 100,000 barrels per day and raise the processed Brazilian oil volume by 250,000 barrels per day (from 80% to 90% processed load).

The R$22.6 billion in investments (by 2010), involving work in all Petrobras refineries, also hope to improve fuel quality, rendering it “cleaner,” and to have an important socio-environmental effect. Improved diesel fuel quality will prevent emissions calculated at upwards of 86,000 tons of SO2 per year, contributing to quality of life in the cities.

Vessel construction and acquisition

Oil tanker fleet renewal foresees the construction, in Brazilian shipyards, of 42 units, with an initial order for 26 vessels, 15 of which will be delivered by 2010. Investments are expected to cap out at R$4.1 billion, with a high rate of nationalization. Also, two super oil tankers (VLCC) will be ordered before 2010.

Biofuels

  Biodiesel: Petrobras’ biodiesel program foresees, initially, industrial unit installation in Candeias (BA), Montes Claros (MG), and Quixadá (CE) with capacity to produce 50,000 tons/year each and with operations slated to begin by late 2007. The program will involve total resources of the order of R$570 million. Petrobras is also analyzing the possibility of building other biodiesel plants, in partnership with the private initiative, in several places nationwide by 2008. The foreseen availability of 855,000 cubic meters of biodiesel per year in 2010 will allow 2,3 million equivalent tons a year of carbon emissions to be prevented.

  Ethanol: Initial Ethanol Export Corridor project deployment phase, involving the construction of ethanol pipelines to transport ethanol for exports.

  HBIO: Technological process Petrobras developed to produce diesel using a petroleum and vegetable oil mix at conventional refineries. The process will be deployed in four refineries in 2007, in Minas Gerais, Paraná, Rio Grande do Sul, and São Paulo and will involve R$150 million in investments. The demand for vegetable oils will reach 425,000 cubic meters in 2010. By 2011, HBIO will also be produced in Petrobras’ other refining units in Brazil.

Production – self-sufficiency maintenance

Seeking to maintain Brazil’s oil self-sufficiency, Petrobras has a portfolio that includes dozens of projects and will involve R$81 billion in investments in exploration and production through 2010. Learn more about the main projects below:

  Marlim Leste Development (P-53): Installation of an FPSO-type platform vessel (P-53), capable of lifting 180,000 barrels per day, expected to go online in the first quarter of 2008. Campos Basin.

  Marlim Sul Development (P-51): Installation of a semi-submersible-type platform (P-51), the first of the type built entirely in Brazil, with operations set to commence in the first quarter 2008 and capacity to produce 180,000 barrels. Campos Basin.

  Roncador Module 1 Development (P-52): Installation, in the first quarter of 2007, of a semi-submersible- type platform (P-52) with capacity to produce 180,000 barrels per day. Campos Basin.

  Roncador Module 2 Development (P-54): Use of a platform vessel (FPSO), called P-54, to be installed during the third quarter 2007 and capable of lifting 180,000 barrels per day. Campos Basin.

  Piranema Field Development (SE): Installation of a floating platform to produce 30,000 barrels of high- quality light oil per day, in the second quarter 2007, in the Sergipe Basin.

  Frade Field Development (RJ): Installation of a floating platform to produce 100,000 barrels per day in 2009.

  Jubarte Field Development Phase 2 (ES): Installation of platform P-57, to be contracted, with capacity to produce 180,000 barrels per day and foreseen to go online in 2010.

  Roncador Field Development Phase 2 (RJ): Installation of a floating platform, P-55, to be contracted, with capacity to produce 180,000 barrels per day and foreseen to go online in 2011.

Exploration

Intensifying the exploratory activity (the search for new oil fields) is vital to ensure long-term self-sufficiency sustainability. The exploration activities undertaken through 2010 will have special impact on production after this period, allowing Brazil to maintain production above the country's byproduct demand.
Petrobras will invest R$15.5 billion in exploration through 2010. Including investments made by other companies (partners and third-parties), the resources to be invested in oil exploration in the PAC are estimated at R$23.5 billion through 2010.
The high investments in Brazil, in the coming yeas, will allow Petrobras to maintain the robust growth goals the company has taken-on for its several activities since 2003, with emphasis on the Country’s industrial development. Oil production will continue on the rise simply with the use of reserves that have already been discovered and with the deployment of the projects that have already been defined and are currently in motion.

Petrobras’ Goals for 2010

Actions	Physical Goals in 2010
Oil – Exploration & production (Production in Brazil)	2,368,000 bpd of oil

Refining, Transportation and Petrochemicals:
Refining Park Enhancement and Modernization (processed load)	1,877,000 bpd
Brazilian Oil Processing	1,708,000 barrels/day
Oil and Byproduct Transportation Enhancement & Modernization	42 vessels (15 delivered by 2010)

Natural Gas (production in Brazil)	88,000,000 m3 /day (39,000,000 m3/dia relative to Plangás
LNG	20 MMm3 /d

Renewable Fuels:
Vegetable oil processing in refining (HBIO)	425,000 m3 /ano
Biodiesel Production	855,000 m3 /ano

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.